UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release of CEMEX, S.A.B. de C.V. (CEMEX) (NYSE:CX), dated March 10, 2016, announcing that CEMEX Holdings Philippines, Inc. (“CHP”), an indirectly wholly-owned subsidiary of CEMEX España, S.A., filed a registration statement with the Securities and Exchange Commission of the Philippines, relating to an initial public offering of CHP’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 11, 2016	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release of CEMEX, S.A.B. de C.V. (CEMEX”) (NYSE:CX), dated March 10, 2016, announcing that CEMEX Holdings Philippines, Inc. (“CHP”), an indirectly wholly-owned subsidiary of CEMEX España, S.A., filed a registration statement with the Securities and Exchange Commission of the Philippines, relating to an initial public offering of CHP’s common shares.